EX-28.g.1.g

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AMENDMENT TO GLOBAL CUSTODY AGREEMENT

This Amendment (the “Amendment”) to the Global Custody Agreement, dated April 4, 2003, as amended (the “Agreement”) by and between JPMORGAN CHASE BANK, N.A. (“J.P. Morgan”), as successor-in-interest to J.P. Morgan Investor Services Co., and NATIONWIDE VARIABLE INSURANCE TRUST (the “Customer”), as successor-in-interest to Gartmore Variable Insurance Trust and on behalf of each Fund on the Fund List (each a “Fund”), is entered into by J.P. Morgan and the Customer, and is effective as of February 1, 2022 (the “Effective Date”).

W I T N E S S E T H:

WHEREAS, the parties entered into the Agreement pursuant to which J.P. Morgan provides custody and related services to each Fund as more fully described therein; and

WHEREAS, J.P. Morgan and Customer wish to amend Schedule B (the “Fee Schedule”) of the Agreement as of the Effective Date.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the receipt and legal sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Definitions. Terms defined in the Agreement shall, save to the extent that the context otherwise required, bear the same respective meanings in this Amendment.

2.	Amendments. Effective as of the Effective Date, the Agreement shall be amended as follows:

(a)	Schedule B of the Agreement is deleted in its entirety, and hereby replaced with Schedule B of this Amendment.

(b)	Save as varied by this Amendment, the Agreement is confirmed and shall remain in full force and effect.

3.

Representations. Each party represents to the other party that all representations contained in the Agreement are true and accurate as of the Effective Date of this Amendment, and that such representations are deemed to be given or repeated by each party, as the case may be, on the Effective Date of this Amendment.

4.

Entire Agreement. This Amendment and the Agreement, and any documents referred to in each of them, constitute the whole agreement among their subject matter and supersede and extinguish any other drafts, agreements, undertakings or representations, warranties and arrangements of any nature, whether in writing or oral, relating to such subject matter. If any of the provisions of this Amendment are inconsistent, or in conflict, with any of the provisions of the Agreement then, to the extent of any such inconsistency or conflict, the provisions of this Amendment shall prevail as among the parties. This Amendment may only be amended in writing.

5.

Counterparts. This Amendment may be executed in any number of counterparts which together shall constitute one agreement. Each party hereto may enter into this Amendment by executing a counterpart and this Amendment shall not take effect until it has been executed by all parties.

6.	Governing Law. This Amendment shall be construed in accordance with, and governed by, the laws of the State of New York, without regard to any conflict of law principles.

[ Signature page follows ]

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IN WITNESS WHEREOF, the parties hereto have entered into this Amendment as of the date above first written.

NATIONWIDE VARIABLE INSURANCE TRUST		JPMORGAN CHASE BANK, N.A.

By:	/s/ Lee T. Cummings	By:	/s/ Carl Mehldau
Name: Lee T. Cummings		Name: Carl Mehldau
Title: SVP		Title: Vice President

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Schedule B

Fee Schedule

Custody Fees

The basis point fee set forth in this section apply to the net asset value that the Client has instructed J.P. Morgan to hold or reflect on its accounting systems.

Fund Type	Safekeeping
Basis Point Fee
Fund of Funds	0.10
Non-Fund of Funds	0.30

Custody Additional Notes and Methodologies

•

Repurchase agreement (Repo) transactions will be assessed as follows: (1) Bilateral Repo: (a) STP Fees apply for each on-leg and off-leg DvP/RvP trade settlements; and (b) Repo Transaction Post fee applies for the maintenance of the repo position on J.P. Morgan’s system. (2) Triparty Repo: (a) a Repo Transaction Post fee applies for each on-leg and off-leg transaction; and (b) a Free Cash Wire Receipt or Payment fee applies for the on-leg and off-leg transactions.

•

Exchange-traded options will be assessed as follows: (1) a Record Keeping-Only Transaction Post fee applies for the option transaction. (2) a Collateral Pledge fee applies for the pledge/un-pledge of the underlying equity.

•

Time Deposits will be assessed as follows: (1) a Record Keeping-Only Transaction Post fee applies for each on-leg and off-leg transactions. (2) a Free Cash Wire Receipt or Payment fee applies for the on-leg and off-leg transactions.

Agreement & Acknowledgement

A.	Fees and Expenses.

•

Fees. In consideration of the Services provided to Client under the Agreement, Client agrees to pay or cause to be paid to J.P. Morgan the fees set forth in this Fee Agreement. J.P. Morgan will present invoices monthly in arrears. Invoices will be payable within thirty (30) days of the date of the invoice. If the Client disputes an invoice, it shall nevertheless pay, on or before the date that payment is due, such portion of the invoice that is not subject to a bona fide dispute. Fees included in this Fee Agreement are based upon information provided by Client, and where necessary, assumptions that J.P. Morgan believes to be reasonable are applied. All amounts set forth in this Fee Agreement are quoted in U.S. Dollars.

•	Expenses. J.P. Morgan may charge the client for additional out-of-pocket expenses it incurs in the course of providing the Services.

B.

AutoFX. For pricing in respect of foreign exchange activity via J.P. Morgan’s custody FX platform, AutoFX, please refer to the separate pricing letter which will be provided to the client in the event that J.P. Morgan provides this service to clients. AutoFX pricing letter/service will be provided to clients that avail services

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C.

FX Conversion. Where costs are incurred in a currency other than client’s invoice base currency, or costs are based on a valuation of any of client’s securities in a currency other than client’s invoice base currency, J.P. Morgan will perform a foreign exchange calculation to determine such costs payable by the client. Such calculation will typically use the WM/Reuters spot rate (“Benchmark Rate”) for the relevant currency pair published at 4:00pm London time on the last business day of each calendar month for which client will be invoiced. However, the Benchmark Rate used in such calculation may change from time to time and J.P. Morgan will notify the client of such rate change.

D.

New Markets or Services. To the extent Client engages in a market or utilizes a service where fees are not stated in this Fee Agreement, J.P. Morgan will assess a standard rate for the relevant market or service to be determined by J.P. Morgan, unless an alternative pricing arrangement is agreed in writing between Client and J.P. Morgan. The relevant rate will be assessed commencing at the time the market or service is first engaged or utilized. Resultant charge will be detailed within Client’s invoice and the Fee Agreement will be deemed to include the rate for such market and/or service.

E.

Overdrafts. In the event that J.P. Morgan, in its sole discretion, provides an overdraft to Client, J.P. Morgan will charge interest at a rate to be determined by J.P. Morgan. For foreign overdrafts, including USD held offshore, overdraft rates vary by currency and by day, depending largely on market liquidity and prevailing overnight rates. For overdrafts held with JPMorgan Chase Bank, N.A. New York Branch, the USD overdraft rate is Effective Fed Funds + 200bps, subject to change.

F.

Earnings Credit Rate. In the event that J.P. Morgan, in its sole discretion, provides an Earnings Credit Rate program to Client, and the application of the Earnings Credit Rate program results in a positive number or Earnings Credit, the Earnings Credit may be used to offset fees accrued in Client’s account during the billing period, up to the amount of the Earnings Credit. Unused Earnings Credits are carried over from month to month during a calendar year and expire at the end of each calendar year. Unused Earnings Credits may not be applied to prior billing periods and cannot be converted into interest. Client should continuously monitor and adjust balances to ensure optimal use of available Earnings Credits by year-end.

G.

Customized Products. Any customized technology projects required to meet Client’s specific requirements, such as non-standard reporting requirements, system interfaces or enhancements, will be billed to Client based on the time and materials required to design, develop, test and deliver the project, unless an alternative arrangement is agreed in writing between Client and J.P. Morgan.

H.

Amendments. J.P. Morgan shall request a modification of the fees set forth in this Fee Agreement at any time if (a) if Client’s holdings, activities, or service requirements materially differ from the pricing assumptions used by J.P. Morgan in preparation of this Fee Agreement or (b) there is a change to the scope of services provided to Client under the Agreement. Both parties agree to negotiate the fee modification in good faith and will agree to any changes before they are applied to the fee schedule.

I.	Expiration. Unless executed by all parties, this Fee Agreement will expire within ninety (90) days of the date hereof.

J.

Term and Termination. The initial term of this Fee Agreement (the “Initial Term”) shall commence on the Effective Date and continue until the earlier of (i) five (5) years from the Effective Date, and (ii) the end date of the initial term in the Agreement. Following the Initial Term, this Fee Agreement shall continue; provided that, J.P. Morgan shall have the right to modify any of the fees set forth herein upon prior written notice to Client of at least ninety (90) days. Notwithstanding the foregoing, as to the Agreement, this Fee Agreement shall terminate upon termination of such Agreement and the payment in full of all fees, expenses and charges owing by Client under this Fee Agreement and/or such Agreement.

K.	Confidentiality. The terms and conditions contained herein are proprietary and confidential, and shall not be disclosed to third parties without express prior written consent by J.P. Morgan.

L.

Entire Agreement. This Fee Agreement, including any schedules, exhibits and annexes sets out the entire agreement between the parties in connection with the subject matter hereof, and this Fee Agreement supersedes any other agreement, statement or representation relating to fees for the Services, whether oral or written.

M.	Governing Law. As to the Agreement, this Fee Agreement shall be subject to the governing law and jurisdiction provisions set forth in the Agreement.